MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

S. Wayne Kay	Robert G. Pilz
Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report on Financial Statements

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation (the “Company”) as of December 31, 2007 and 2006, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

As discussed in Note 3 to the consolidated financial statements, during 2007 the Company changed its accounting policies for financial instruments and comprehensive income.

March 14, 2008	Chartered Accountants
Vancouver, Canada

Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Response Biomedical Corporation

We have audited Response Biomedical Corporation’s (the “Company”) internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included under Disclosure and Financial Reporting Controls in Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 31, 2007. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) (cont’d)

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 14, 2008 expressed an unqualified opinion thereon.

March 14, 2008	Chartered Accountants
Vancouver, Canada

Comments by Auditors for United States Readers on
Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 14, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

March 14, 2008	Chartered Accountants
Vancouver, Canada

Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2007 and 2006

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

	(Expressed in Canadian dollars)

As at December 31, 2007	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	8,173,961	5,707,076
Restricted cash [note 4]	106,527	-
Short-term investments	30,686	3,459,780
Trade receivables, net [note 5]	742,624	568,207
Other receivables	1,318,107	74,453
Inventories [note 6]	1,153,506	1,189,111
Prepaid expenses and other [note 16[e][ii]]	479,398	368,036
Total current assets	12,004,809	11,366,663
Restricted investment [notes 11[c] and 16[e][ii]]	875,375	-
Property, plant and equipment [note 7]	5,047,991	1,579,892
Deferred costs [note 8]	10,176	20,376
	17,938,351	12,966,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	3,419,383	1,995,593
Holdback payable [note 4]	106,527	-
Lease inducements - current portion [note 11]	191,445	-
Deferred revenue - current portion [note 12]	126,333	107,477
Total current liabilities	3,843,688	2,103,070
Lease inducements [note 11]	2,941,295	-
Deferred revenue [note 12]	80,147	108,685
	6,865,130	2,211,755
Commitments and contingencies [note 16]
Shareholders’ equity
Share capital [note 13[b]]	71,393,556	56,868,133
Contributed surplus [note 13[b]]	7,172,788	7,479,125
Deficit	(67,493,123)	(53,592,082)
Total shareholders’ equity	11,073,221	10,755,176
	17,938,351	12,966,931

See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

	(Expressed in Canadian dollars)

Years ended December 31	2007	2006	2005
	$	$	$

REVENUE
Product sales [notes 14 and 17]	3,557,244	3,786,337	3,088,638
Cost of sales [notes 8 and 13[d]]	3,201,626	2,311,412	1,652,033
Gross profit on product sales	355,618	1,474,925	1,436,605
Contract service fees and revenues from
collaborative research arrangements [notes 14 and 17]	526,872	633,721	401,042
	882,490	2,108,646	1,837,647
EXPENSES
Research and development [note 13[d]]	7,167,758	6,393,641	4,387,304
Marketing and business development [note 13[d]]	2,457,621	2,597,189	3,319,288
General and administrative [notes 13[d] and 14]	5,029,195	2,545,713	2,386,328
Total expenses	14,654,574	11,536,543	10,092,920

OTHER EXPENSES (INCOME)
Interest expense [notes 9 and 10]	851	74,849	92,379
Interest income	(359,543)	(135,663)	(13,417)
Deferred costs [note 8]	-	37,926	73,047
Gain on disposal of assets	(4,330)	(123)	(6,834)
Foreign exchange loss (gain)	491,979	(76,719)	24,535
Total other expenses (income)	128,957	(99,730)	169,710
Loss and comprehensive loss for the year	(13,901,041)	(9,328,167)	(8,424,983)

Deficit, beginning of year	(53,592,082)	(44,263,915)	(35,838,932)
Deficit, end of year	(67,493,123)	(53,592,082)	(44,263,915)

Loss per common share - basic and diluted
[note 13[g]]	$(0.12)	$(0. 10)	$(0.12)
Weighted average number of common shares
outstanding [note 13[g]]	120,509,268	91,060,203	67,631,104

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Expressed in Canadian dollars)
Years ended December 31	2007	2006	2005
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(13,901,041)	(9,328,167)	(8,424,983)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 7]	338,348	240,580	218,921
Gain on disposal of property, plant and equipment	(4,330)	(123)	(6,834)
Stock-based compensation	665,185	648,257	1,007,525
Amortization of deferred costs [note 8]	10,200	48,126	73,047
Accretion of convertible debentures [note 10]	-	21,989	48,040
Director’s fee	-	80,000	-
Deferred lease inducements	718,380	-	(8,690)
Changes in non-cash working capital	(31,103)	(1,349,249)	1,578,691
Cash used in operating activities	(12,204,361)	(9,638,587)	(5,514,283)

INVESTING ACTIVITIES
Short term investments	3,429,094	(3,459,780)	-
Restricted investment	(875,375)	-	-
Purchase of property, plant and equipment	(1,973,533)	(1,122,580)	(535,068)
Proceeds on disposal of property, plant and equipment	5,445	12,631	6,834
Cash used in investing activities	585,631	(4,569,729)	(528,234)

FINANCING ACTIVITIES
Repayable lease inducement received	932,942	-	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	13,553,902	20,784,859	141,085
Proceeds from share subscriptions received
prior to close of financing	-	-	766,045
Proceeds from (repayment of) bank indebtedness	-	(1,070,514)	1,070,514
Proceeds from debentures	-	-	1,579,000
Deferred financing and share issue costs	-	-	(70,690)
Cash provided by financing activities	14,486,844	19,714,345	3,485,954

Effect of changes in foreign currency rates
on cash and cash equivalents	(401,229)	25,365	12,844

Increase (decrease) in cash during the year	2,868,114	5,506,029	(2,556,563)
Cash and cash equivalents, beginning of year	5,707,076	175,683	2,719,402
Cash and cash equivalents, end of year	8,173,961	5,707,076	175,683

Components of Cash
Cash	7,277,731	3,370,037	175,683
Cash equivalents	896,230	2,337,039	-
Short-term investments	30,686	3,459,780	-
Cash, cash equivalents,
and short-term investments, end of year	8,204,647	9,166,856	175,683

Supplemental Disclosure
Interest paid in cash	-	52,159	44,339
Non-cash activity:
Non-repayable leasehold improvement allowance [note 11[b]]	438,219	-	-

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at December 31, 2007 had an accumulated deficit of $67,493,123 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. The Company has also received cash from the exercise of outstanding stock options during the year ended December 31, 2007 in the amount of $689,412 and received cash from the exercise of outstanding warrants during the year ended December 31, 2007 in the amount of $1,741,159. In July 2007, the Company closed a private placement equity financing generating net proceeds of $11,123,331 comprising of 12,000,000 common shares at a price of $1.00 per share. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2007 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in Note 19. A summary of the significant accounting policies is as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active US company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of 90 days or less at the time of acquisition.

Short-term investments

All highly liquid financial instruments with an original maturity greater than 90 days are considered to be short-term investments. Short-term investments are recorded at fair value (Note 3).

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Deferred financing, share issue and other deferred costs

Deferred financing costs reflect the costs incurred in connection with bank indebtedness financings and convertible debentures and are amortized on a straight-line basis over the terms of the respective agreements until the time the bank indebtedness is repaid or until the debentures are converted, respectively after which the balance of the unamortized amount is transferred to share capital. Deferred share issue costs represent costs incurred in connection with share financings and are offset against share capital at the time the share financing closes. Other deferred costs relate to the cost of product provided to a customer in connection with a sales agreement and are amortized on a straight-line basis over the term of the contract.

Restricted investment

The Company’s restricted investment is recorded at fair value and represents a long-term security deposit for the new leased premise as outlined in Note 16 [e][ii].

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease
Leasehold improvements inducements	Term of lease

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Warranty accrual

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rate of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Deferred lease inducements

Lease inducements arising from non-repayable leasehold improvement allowances and rent-free inducements received are being amortized to reduce rent expense over the term of the lease on a straight-line basis.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s US integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date and all other assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of loss for the year.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 13 [c] to the consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised and value of warrants exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period-consolidated financial statements.

Comprehensive Income

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Financial Instruments – Recognition and Measurement

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs are included in the carrying amounts of financial instruments as they are carried on the balance sheet. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company classified its cash and cash equivalents and short-term investments as held-for-trading. The restricted investment is classified as held-to-maturity. Trade receivables and other receivables are classified as loans and receivables. Accounts payable and repayable leasehold improvement allowance are classified as other financial liabilities.

The adoption of these accounting policy changes has not had a material impact on the Company’s financial position as at January 1, 2007.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS (cont’d)

RECENT ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board has issued the following recommendations:

[a]

CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”) . Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non- compliance. Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These new standards are applicable to fiscal years beginning on or after October 1, 2007 . The Company will adopt these new standards on January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

[b]

CICA Handbook Section 3031 "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The Company will adopt this standard January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

[c]

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 will also be permitted.

Implementing IFRS will have and impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long- term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

4. RESTRICTED CASH AND HOLDBACK

Restricted cash represents the proceeds of a 10% holdback of payments payable to a company contracted to perform upgrades to the Company’s new leased premise [Note 16 [e][ii]]. The offsetting holdback payable is disclosed on the consolidated balance sheet under current liabilities. The restricted cash will be disbursed when both parties agree that the upgraded project is substantially complete.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables and accounts payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2007, four [December 31, 2006 - four] customers represent 78% [December 31, 2006 - 80%] of the trade receivables balance. For the year ended December 31, 2007, three customers represent 47% [year ended December 31, 2006 – three customers represent 55%] of total product sales. For the year ended December 31, 2007, one customer represents 100% [year ended December 31, 2006 – one customer represents 78%] of total service revenues. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as most of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities.

6. INVENTORIES

	December 31,	December 31,
	2007	2006
	$	$
Raw materials	575,121	574,720
Work in process	270,352	257,718
Finished goods	308,033	356,673
	1,153,506	1,189,111

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2007
Office furniture and equipment	437,619	20,789	416,830
Office computer equipment	168,709	94,718	73,991
Laboratory furniture and equipment	471,624	430,437	41,187
Laboratory computer equipment	361,776	316,846	44,930
Computer software	307,096	179,807	127,289
Manufacturing equipment	1,644,216	199,693	1,444,523
Manufacturing molds	593,913	184,980	408,933
Leasehold improvements	2,530,270	39,962	2,490,308
	6,515,223	1,467,232	5,047,991

December 31, 2006
Office furniture and equipment	20,789	20,789	—
Office computer equipment	107,784	67,353	40,431
Laboratory furniture and equipment	456,424	411,642	44,782
Laboratory computer equipment	351,860	246,238	105,622
Computer software	236,788	89,961	146,827
Manufacturing equipment	1,321,821	105,333	1,216,488
Manufacturing molds	167,200	166,050	1,150
Leasehold improvements	46,110	21,518	24,592
	2,708,776	1,128,884	1,579,892

Amortization expense for the year ended December 31, 2007 amounted to $338,348 [2006 - $240,580; 2005 - $218,921].

As at December 31, 2007, the following property, plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2007	2006
	$	$

Deposits paid for furniture and equipment purchases	416,830	—
Assets related to the automation of the Company's
manufacturing processes	842,965	1,005,338
Leasehold improvements related to leased premises not
yet occupied	2,484,159	—
	3,743,954	1,005,338

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

8. DEFERRED COSTS

	December 31,	December 31,
	2007	2006
	$	$
Beginning balance:
Financing costs	—	89,525
Share issue costs	—	32,307
Other deferred costs	20,376	—
	20,376	121,832
Additions:
Other deferred costs	—	30,576
Reductions:
Amortization of financing costs	—	(37,926)
Amortization of other deferred costs	(10,200)	(10,200)
Financing costs recorded to share capital upon
conversion of debentures into shares	—	(15,659)
Financing costs recorded to share capital upon
termination of line of credit	—	(35,940)
Share issue costs recorded to share capital upon
close of equity financing	—	(32,307)
Total	10,176	20,376

For the year ended December 31, 2007, the Company had amortization expense of $Nil related to deferred loan cost [2006 - $37,926; 2005 - $73,047] and $10,200 charged to cost of sales [2006 - $10,200; 2005- $Nil] [see Notes 9 and 10].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

9. BANK INDEBTEDNESS

The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants in 2006 at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

In 2005, the estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 was credited to contributed surplus and recorded as deferred financing costs and was being amortized over the term of the credit facility until the termination and simultaneous exercise of warrants in 2006, after which the balance was transferred to share capital.

Interest expense related to the line of credit for the year ended December 31, 2007, amounted to $Nil [2006 - $12,419; 2005 - $19,258].

Other interest expense, not related to the line of credit and not related to debentures [see Note 10], for the year ended December 31, 2007 amounted to $851 [2006 - $5,087; 2005 - $3,283].

10. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,455 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense.

In the year ended December 31, 2006, a total of 3,759,519 shares were issued to debenture holders upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital in 2006 in the amount of $1,293,323.

For the year ended December 31, 2007, interest expense, including accretion of debentures, amounted to $Nil [2006 - $57,343; 2005 - $69,838].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

11. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year lease agreement for a new premise [Note 16[e][ii]]. The agreement provides for lease inducements to be provided by the landlord to the Company.

The lease inducements disclosed on the consolidated balance sheet as a result of these benefits is comprised of the following:

	December 31,	December 31,
	2007	2006
	$	$
Deferred Lease Inducements
Rent-free inducement [a]	718,380	—
Non-repayable leasehold improvement allowance [b]	438,219	—
Repayable Lease Inducement
Repayable leasehold improvement allowance [c]	1,976,141	—
Total	3,132,740	—

Summarized as to:
Current Portion
Rent-free inducement [a]	43,901	—
Non-repayable leasehold improvement allowance [b]	26,780	—
Repayable leasehold improvement allowance [c]	120,764	—
Current portion	191,445	—
Long-term portion	2,941,295	—

[a]

The Company negotiated a long- term lease agreement for the new premise which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008. The lease inducement benefit arising from the rent-free period will be amortized on a straight- line basis over the term of the lease as a reduction to rental expense.

[b]

The Company negotiated a non- repayable allowance for expenditures related to general upgrades to the new premise. As per the terms of the lease, the maximum allowance under this arrangement is $1.708 million and it is expected the entire amount will be required. The lease inducement benefit arising from the non-repayable leasehold improvement allowance will be amortized on a straight-line basis over the term of the lease as a reduction to rental expense.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

11. LEASE INDUCEMENTS (cont’d)

[c]

The Company negotiated a repayable leasehold improvement allowance for a maximum of $8.0 million to be used for additional improvements to the new premise. It is expected the entire amount will be required. This lease inducement will be repaid over the term of the lease commencing April 1, 2008 at approximately $91,300 per month including interest calculated at an interest rate negotiated between the Company and the landlord. The Company was not required to provide any collateral on this repayable leasehold improvement allowance, however, to secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 (market value of investment securing the letter of credit - $875,375) [Note [16][e]ii] .

Future principal repayments due to be paid on the maximum repayable leasehold improvement allowance to be drawn are estimated as follows:

Years ending December 31,	$
2008	168,093
2009	246,708
2010	275,249
2011	307,091
2012	342,618
Thereafter	6,660,241
8,000,000

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

12. DEFERRED REVENUE

	December 31,	December 31,
	2007	2006
	$	$
Beginning balance:
Product sales	216,162	149,897
Contract service fees and revenues from
collaborative development arrangements	—	99,178
	216,162	249,075
Additions:
Product sales	108,006	151,864
Contract service fees and revenues from
collaborative development arrangements	—	10,000
Recognition of revenue:
Product sales	(117,688)	(85,599)
Contract service fees and revenues from
collaborative development arrangements	—	(109,178)
Ending balance:
Product sales	206,480	216,162
Total	206,480	216,162

Summarized as to:
Current portion deferred revenue	126,333	107,477
Long - term portion deferred revenue	80,147	108,685
Total	206,480	216,162

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2005	67,700,472	35,743,700	5,341,423
Issued for cash:
Exercise of warrants	464,720	196,420	—
Exercise of stock options	2,579,525	1,175,579	—
Exercise of agent options [v]	29,875	22,406	—
Private placement and financing, net of
issue costs and fair value of warrants [ii and iii]	38,797,419	17,940,140	2,216,359
Issued for non-cash consideration:
Conversion of debentures [note 10]	3,759,519	1,293,323	(274,409)
Directors’ fees [iv]	133,332	80,000	—
Value of warrants exercised net
of unamortized deferred cost [note 8]	—	35,940	(71,880)
Stock-based compensation related to
stock options exercised	—	378,450	(378,450)
Value of agent’s option exercised [v]	—	2,175	(2,175)
Stock-based compensation [note 13[d]]	—	—	648,257
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	3,169,006	1,741,159	—
Exercise of stock options	1,343,763	689,412	—
Private placement, net of issue costs [i]	12,000,000	11,123,331	—
Issued for non-cash consideration:
Value of warrants exercised	—	545,818	(545,818)
Stock-based compensation related to
stock options exercised	—	425,703	(425,704)
Stock-based compensation [note 13[d]]	—	—	665,185
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788

[i]

On July 23, 2007, the Company closed a private placement consisting of 12,000,000 shares at a price of $1.00 per share. Gross proceeds were $12,000,000 before share issuance costs of $876,669 for net proceeds of $11,123,331.

[ii]

On December 11, 2006 the Company closed a private placement for gross proceeds of $9,174,400 (US $8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share.

[iii]

On March 30, 2006, the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one-half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008. Gross proceeds were $12,000,000 before share issuance costs of $973,339 for net proceeds of $11,026,661.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[b]	Issued (cont’d)

[iii]

In connection with the financings, the Company paid cash commissions of $700,000, legal and professional fees of $240,670 and finders fees of $32,669. The Company also issued 1,400,000 agent’s warrants, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008 .

The 13,400,000 share purchase warrants issued as a result of the private placement were classified as a separate component of equity, the fair value of which was determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 74%; risk- free interest rate 4.01%; and expected life of 2 years. Accordingly, $2,412,000 of the proceeds was allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

Share issue costs totaling $973,339 were allocated to share capital in the amount of $777,698 and to contributed surplus in the amount of $195,641, proportional to the fair value of shares and warrants, respectively.

[iv]	133,332 shares were issued to board members in 2006 in payment of directors’ fees for joining and assisting with the restructuring of the Board of Directors at a deemed price of $0.60 per share.

[v]

In December 2004, the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301 . The private placement comprised a brokered amount of $2,227,500 in addition to a non -brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non- transferable common share purchase warrants. The first half- warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The fair value of this unit option of $50,852, was estimated using the Black- Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option was recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus. In April 2006, the option was partially exercised in the amount of 29,875 units comprising 29,875 shares and 14,937 warrants exercisable at a price of $1.50 per share expiring on December 30, 2006, for consideration of $22,406. The option balance to purchase 361,292 units expired on December 30, 2006. $2,175 was recorded from contributed surplus to share capital in 2006 for the fair value of the exercised agent’s option.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and was originally set to terminate on May 3, 2007.

At the Annual General Meeting held on June 14, 2007, the Company’s shareholders approved an amendment to the 2005 Plan such that it no longer has a termination date. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years (in general) and the term may not exceed five years.

At the Annual General Meeting held on June 14, 2007, the Company’s shareholders also approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 13,500,000 to 17,000,000. Of the 17,000,000 [December 31, 2006 – 13,500,000] stock options authorized for grant under the 2005 Plan, 2,417,337 stock options are available for grant at December 31, 2007.

At December 31, 2007, the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2007			December 31, 2007

		Weighted		Number of
	Number of	average	Weighted	options	Weighted
Range of	shares under	remaining	average	currently	average
exercise price	option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	13,000	2.80	0.33	13,000	0.33
0.40 – 0.49	81,087	2.61	0.46	46,752	0.43
0.50 – 0.59	3,873,100	3.05	0.57	935,590	0.55
0.60 – 0.69	1,611,275	4.01	0.67	57,395	0.64
0.70 – 0.79	644,950	1.55	0.73	565,570	0.72
0.80 – 0.89	1,947,650	3.24	0.85	851,400	0.80
0.90 – 0.99	75,000	3.37	0.91	7,500	0.91
1.00 – 1.10	2,332,313	4.65	1.05	70,850	1.09
0.33 – 1.10	10,578,375	3.49	0.75	2,548,057	0.69

The options expire at various dates from January 6, 2008 to December 4, 2012.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2005	10,026,650	0.57
Options granted	4,224,050	0.59
Options forfeited	(454,876)	0.67
Options cancelled	(1,930,649)	0.55
Options expired	(1,692,300)	0.61
Options exercised	(2,579,525)	0.46
Balance, December 31, 2006	7,593,350	0.61
Options granted	4,988,913	0.89
Options forfeited	(96,750)	0.75
Options cancelled	(404,125)	0.66
Options expired	(159,250)	0.66
Options exercised	(1,343,763)	0.51
Balance, December 31, 2007	10,578,375	0.75

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the years ended 2007 and 2006 except for 2,817,500 options issued in 2006 where the exercise price was based on a price reservation approved by the TSX Venture Exchange in accordance with the Company’s stock option plan.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation

For the year ended December 31, 2007, the Company recognized total stock-based compensation of $665,185 [2006 - $648,257; 2005 - $1,007,525]. For the year ended December 31, 2007, the Company recognized compensation expense of $594,664 [2006 - $547,680; 2005 - $935,021] as a result of stock options granted to officers, directors and employees and recognized compensation expense of $70,521 [2006 - $100,577; 2005 - $72,504] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	73%	74%	103%
Risk- free interest rate	4.12%	4.05%	3.24%
Expected life in years	3.92	3.55	2.30
Fair value per share	$0.49	$0.45	$0.30

The following table shows stock-based compensation allocated by type of cost:

	2007	2006	2005
	$	$	$
Cost of sales - products and services	31,582	50,268	72,591
Research and development	65,063	44,844	215,617
Marketing and business development	50,649	125,945	204,615
General and administrative	517,891	427,200	514,702
	665,185	648,257	1,007,525

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at December 31, 2007, 330,000 common shares have been released from escrow leaving a balance of escrow shares as at December 31, 2007 of 495,000.

[f]	Common share purchase warrants

At December 31, 2007, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date
12,094,534	0.62	March 30, 2008

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2005	6,209,092	1.01
Warrants issued	13,414,937	0.62
Warrants expired	(3,895,769)	1.32
Warrants exercised	(464,720)	0.42
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(3,169,006)	0.55
Balance, December 31, 2007	12,094,534	0.62

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[g]	Loss per common share

	2007	2006	2005
Numerator
Loss for the year	(13,901,041)	(9,328,167)	(8,424,983)
Denominator
Weighted average number of
common shares outstanding	120,509,268	91,060,203	67,631,104
Loss per common share - basic and
diluted	($0.12)	($0.10)	($0.12)

14. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	2007	2006	2005
	$	$	$
General and administrative
Strategic consulting services	250,000	66,500	85,301
Directors’ fees [note 13[b][iv]]	—	80,000	—
Legal fees	41,456	9,897	—
	291,456	156,397	85,301

Strategic consulting services fees totaling $250,000 were paid or accrued by the Company in 2007 for extraordinary services provided by a member of the Board of Directors in relation to financing activities including the planning and closing of the $12,000,000 private placement financing in July 2007 [Note 13[b][i]]. As at December 31, 2007, $250,000 remained outstanding and was included in the balance of accounts payable and accrued liabilities.

Strategic consulting services fees were incurred by the Company in 2006 and 2005 for services provided by members of the Board of Directors. As at December 31, 2006, $Nil remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2005 - $933].

The Company retains a law firm where a corporate partner is a member of the Board of Directors. For the year ended December 31, 2007, the Company incurred legal fees payable to this law firm of $41,456 [2006 - $9,897; 2005 - $Nil]. As at December 31, 2007, $15,610 remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2006 - $10,452; December 31, 2005 - $Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

14. RELATED PARTY TRANSACTIONS (cont’d)

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year ended December 31, 2007, the Company earned revenues totaling $528,119 (product revenue $1,247 and contract service fees and revenues from collaborative research arrangements $526,872) [2006 - revenues from collaborative research arrangements - $171,225; 2005 – $Nil], subsequent to the development partner becoming a related party. As at December 31, 2007, $126,465 of the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables [December 31, 2006 - $171,225; December 31, 2005 - $Nil].

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

15. INCOME TAXES

At December 31, 2007 the Company had approximately $37,290,000 of non-capital loss carry forwards, approximately $2,563,000 of federal investment tax credits and approximately $1,213,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credit	tax credits	carryforwards
	$	$	$
2008	—	151,000	2,157,000
2009	—	227,000	3,028,000
2010	239,000	430,000	3,163,000
2011	213,000	384,000	—
2012	129,000	233,000	—
2013	93,000	168,000	—
2014	20,000	36,000	4,101,000
2015	65,000	116,000	6,840,000
2026	156,000	281,000	7,582,000
2027	298,000	536,000	10,419,000
	1,213,000	2,562,000	37,290,000

In addition, the Company has unclaimed tax deductions of approximately $10,639,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $5,082,000.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

15. INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2007 are shown below.

	2007	2006
	$	$
Future tax assets:
Book amortization in excess of tax capital cost allowance	453,000	497,000
Non- capital loss carry forwards	10,068,000	9,306,000
Research and development deductions and credits	5,914,000	4,779,000
Share issue costs	416,000	408,000
Unearned revenue	56,000	67,000
Unrealized foreign exchange	84,000	68,000
Free rent liability	194,000	—
Repayable lease inducement	67,000	—
Other	102,000	113,000
Total future tax assets	17,354,000	15,238,000
Valuation allowance	(17,354,000)	(15,238,000)

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2007 and 2006.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 34.12% [2006 – 34.12%; 2005 – 34.87%] statutory tax rate, at December 31, 2007 is:

	2007	2006	2005
	$	$	$
Income taxes (recovery) at statutory rates	(4,748,000)	(3,168,000)	(2,938,000)
Expenses not deductible for tax purposes	120,000	196,000	359,000
Non- capital losses for which no
benefit has been recognized	3,555,000	2,579,000	1,898,000
Other temporary differences for which no
benefit has been recognized	1,063,000	393,000	681,000
Change in future corporate income tax rates	1,447,000	1,075,000	—
Change in valuation allowance due to change
in future corporate income tax rates	(1,447,000)	(1,075,000)	—
	—	—	—

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

16. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia “UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non- refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year .

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company incurred an expense of $11,000 in the year ended December 31, 2007 [2006 - $11,000; 2005 - $10,500].

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

16. COMMITMENTS AND CONTINGENCIES (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the year ended December 31, 2007, the Company incurred an expense of $44,845 [2006 - $54,528; 2005 - $87,460] for royalties to the supplier .

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement was October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company was required to pay the sub-landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. The property sublease agreement term was extended from December 14, 2007 to March 31, 2008. For the duration of the sublease extension term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $79,000 including maintenance and utilities. Rent expense for the year ended December 31, 2007 was $720,336 [2006 - $747,256; 2005 - $300,680].

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008. Rent is payable from February 1, 2008 to January 31, 2023. For the first year of the lease period, the Company is required to pay the landlord a total gross monthly rent of approximately $173,830 including operating costs with yearly increases of 3% of base rent. A deposit of $145,100 for February 2008 rent was paid and is included in the balance of prepaid expenses as at December 31, 2007. To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 (market value - $875,375) disclosed as restricted investment in the long-term asset section of the Consolidated Balance Sheets.

[iii] The Company entered into a number of operating leases to lease various administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

16. COMMITMENTS AND CONTINGENCIES (cont’d)

[e]	[iv]	Lease agreements (cont’d)

The minimum annual cost of lease commitments is estimated as follows:

	Premises	Equipment	Total
Years ending December 31,	$	$	$
2008	1,208,333	19,896	1,228,229
2009	1,021,402	19,896	1,041,298
2010	1,048,522	1,800	1,050,322
2011	1,076,386	—	1,076,386
2012	1,105,014	—	1,105,014
Thereafter	12,808,954	—	12,808,954
	18,268,611	41,592	18,310,203

[f]	Commitments to purchase equipment

At December 31, 2007, the Company has outstanding purchase order commitments totaling $541,353 related to the purchase of office equipment and furniture.

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2007, $526,872 of the Company’s contract service fees and revenues from collaborative research arrangements were generated from one customer [2006 - three customers for a total of $633,721; 2005 - two customers for a total of $401,042].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

17. SEGMENTED INFORMATION (cont’d)

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2007	2006	2005
	$	$	$
United States	526,872	479,956	149,782
Canada	—	80,000	—
Asia	—	73,765	251,260
Total	526,872	633,721	401,042

For the year ended December 31, 2007, $1,671,905 in product sales was generated from three customers [2006 – $2,347,529 from four customers; 2005 – $1,698,751 from four customers].

Product sales by customer location for were as follows:

	2007	2006	2005
	$	$	$
United States	1,078,737	1,530,726	2,052,642
Asia	1,267,473	1,564,497	759,855
Canada	394,891	389,013	186,593
Europe	623,126	227,357	79,540
Other	193,017	74,744	10,008
Total	3,557,244	3,786,337	3,088,638

Product sales by type of product were as follows:

	2007	2006	2005
	$	$	$
Clinical products	2,222,642	2,356,187	738,456
Vector products (West Nile Virus)	506,631	646,032	707,477
Bio-defense products	827,971	784,118	1,642,705
Total	3,557,244	3,786,337	3,088,638

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

18. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

	2007	2006	2005
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(13,901,041)	(9,328,167)	(8,424,983)

Excess of fair value over nominal value paid
for escrow shares released during the year	(292,400)	—	—
Interest accretion on convertible debt	—	21,989	48,039
Amortization of deferred financing costs	—	(444)	(296)
Total loss and comprehensive loss
according to US GAAP	(14,193,441)	(9,306,622)	(8,377,240)

Basic and diluted net loss per share
according to US GAAP	($0.12)	($0.10)	($0.12)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Consolidated Balance Sheets

Share capital	71,393,556	71,393,556	56,868,133	56,798,845
Contributed surplus [note 16 [c]	7,172,788	7,908,034	7,479,125	7,921,971
Deficit [note 16 [c]	(67,493,123)	(68,159,081)	(53,592,082)	(53,965,640)

[a]

Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow. 330,000 shares were released from escrow in 2007, of which $292,400 was attributed to the excess of the fair value of the escrow shares over the nominal amount paid.

[b]

For purposes of reconciliation to US GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123(R) such re-pricings are not subject to variable plan accounting. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[c]

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[d]	Trade receivables comprise:

Under Canadian GAAP, trade receivables are presented in the consolidated financial statements net of allowance for doubtful accounts. US GAAP requires that the trade receivable reserves be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
	$	$
Trade receivables	742,624	568,707
Less: allowance for doubtful accounts	—	(500)
Trade receivables, net	742,624	568,207

[e]	Inventories comprise:

Under Canadian GAAP, inventories are presented in the consolidated financial statements net of allowance for obsolescence. US GAAP requires that provisions for inventory obsolescence be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
	$	$
Raw materials	579,100	598,440
Work in process	281,039	305,856
Finished goods	320,069	370,443
Less: provision for obsolesence	(26,702)	(85,628)
Net realizable value	1,153,506	1,189,111

[f]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregated basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
	$	$
Trade accounts payable	2,107,662	992,778
Employee-related accruals	285,144	320,159
License fees payable	—	291,300
Other accrued liabilities	1,026,577	391,356
	3,419,383	1,995,593

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[g]	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation”. FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under FAS 123, upon adoption of FAS 123(R), the Company recognized in income the cumulative effect, if any, of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at December 31, 2005, the effect of which was $nil for the year ended December 31, 2006.

[h]	Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 160, “Non- controlling Interests in Consolidated Financial Statements Liabilities – an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Non- controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 . As the Company’s subsidiary is wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007	(Expressed in Canadian dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting and interim periods, disclosure and transition. The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company's evaluation was performed for the tax years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company receives an assessment for interest and/or penalties, it will be classified in the financial statements as selling, general and administrative expenses.

20. SUBSEQUENT EVENTS

[a]	In February 2008, 82,500 shares were released from escrow [Note [13][e]].

[b]

Subsequent to December 31, 2007, the Company issued 390,000 common shares pursuant to the exercise of warrants for gross proceeds of $241,800 and 8,500 common shares pursuant to the exercise of stock options for gross proceeds of $5,790.